Exhibit 10.58

November 20, 2024

Martin Cotter

Dear Martin,

It is a great pleasure to offer you the role of Senior Vice President, Vertical Business Units. You will be reporting to the Chief Executive Officer, Vincent Roche (“CEO”), at our Wilmington, MA location.

Your start date in your new role on December 1st, 2024. You will work with Gregory Bryant to ensure a smooth handover of responsibilities.

Cash Compensation.

•Base Salary. You will be paid at the bi-weekly rate of $23,076.92, which is annualized at $600,000.

•Bonus. You will participate in the Executive Performance Incentive Plan (the “Plan”) commencing from the 2025 Fiscal Year. Your bonus target under the Plan will be 100% of your base salary. Your eligibility for a Bonus payment and the terms of the bonus are governed by the Plan, as it may be amended from time to time by our Board of Directors or the Compensation and Talent Committee of the Board.

Equity Compensation.

Ongoing Equity Grants (Focal Equity Awards). At the Company’s next focal program in Fiscal Year 2025, you will be recommended for an equity award(s) having an aggregate grant date value of $4.8 million. The equity award(s) will be comprised of the same types of equity received by other executives reporting to the CEO. The timing and structure of the awards is subject to review and approval by the Compensation and Talent Committee who has full discretion in determining the composition of annual executive equity awards. There is no guarantee that the value or composition of equity awards in ADI’s Fiscal Year 2026 (or in subsequent years) will be the same as what is described for Fiscal Year 2025 above.

As a member of ADI’s executive leadership team, ADI will offer you its standard agreements with executives, including a Retention Agreement and Indemnification Agreement, each as approved by the Board of Directors and/or the Compensation and Talent Committee of the Board.

Subject to confirmation by our Board of Directors, the position you are being offered would qualify you as a "Section 16 officer" of ADI.

Further, you will be subject to our executive stock ownership guidelines, which are subject to review by our Board of Directors from time to time. Under the executive stock ownership guidelines, you will be expected to own at least a number of ADI shares having a value equal to three times your base salary, valued at the current market value of ADI shares. Shares counted toward these guidelines include any shares you hold directly, or that are beneficially held by you, any vested or unvested time-based RSUs and unvested performance-based RSUs whose performance has been certified by the Compensation and Talent Committee.

Your employment relationship with ADI will be on an “at will” basis. This means either you or ADI may terminate the employment relationship at any time, for any reason, or without a reason, and without prior notice.

This offer letter is not a contract guaranteeing employment for any specified period of time. ADI reserves the right to amend or terminate any of the above-described programs, plans or policies at any time and from time to time. This means that policies, compensation, and benefits applicable to its executives and employees generally may be amended or terminated at ADI’s discretion.

Other than the agreements signed contemporaneously herewith, this letter sets forth the complete and sole understanding between the parties regarding your employment and supersedes any and all other offers, agreements or understandings, whether oral or written, between you and the Company.

We believe you will be an excellent addition to the ADI executive leadership team and look forward to working with us in that capacity. We are certain you will find this new role both challenging and rewarding.

Sincerely,

/s/ Mariya Trickett
Mariya Trickett
Senior Vice President & Chief People Officer

I accept the above offer.

Signature:	/s/ Martin Cotter	Date:	November 20, 2024
Martin Cotter
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